                                EXHIBIT 11

                             APA OPTICS, INC.

<Cation>
                         Statement RE: Computation
                           of Per Share Earnings


                            Three months ended          Nine months ended
                               December 31                 December 31
                            1995         1994           1995         1994
Average common
  shares outstanding     7,986,007     7,376,575     7,651,545   7,309,294


Dilutive stock options
  and warrants (A)          43,562             0             0           0


Total                    8,029,569     7,376,575     7,651,545   7,309,294


Net income (loss)        $  33,894     $ (62,032)     $ 32,202   $(304,895)


Per share amount             $ .00         $(.01)       $ .00        $(.04)

(A) Calculated using the "treasury stock" method.